

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-23-07

March 19, 2007



Edward S. Best
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, IL 60606-4637

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2007

Re: ACE Limited
Incoming letter dated January 23, 2007

Dear Mr. Best:

This is in response to your letter dated January 23, 2007 concerning the shareholder proposal submitted to ACE Limited by the Calvert Group, Ltd. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel


07050041

Enclosures

cc: Lancelot A. King
Assistant Vice President
Associate General Counsel
Calvert Group, Ltd.
4550 Montgomery Avenue
Bethesda, MD 20814

896159

RECEIVED

2007 JAN 24 PM 3:18

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Edward S. Best
Direct Tel (312) 701-7100
Direct Fax (312) 706-8106
ebest@mayerbrownrowe.com

January 23, 2007

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ACE Limited
Shareholder Proposal of Calvert Asset Management Company, Inc.
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, ACE Limited, a Cayman Islands company (the "Company" or "ACE"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

By a letter dated December 19, 2004, Calvert Asset Management Company, Inc. (the "Proponent") notified the Company of its intention to submit the following proposal (the "Proposal") at the Company's 2007 Annual General Meeting:

> Resolved:
> Shareholders request the Board of Directors provide a report describing our company's strategy and actions relative to climate change. The report would address topics such as "the [s]cience of climate change, public policy and legislation, the effect climate change may have on [ACE], and steps ACE Limited is taking in response to climate change. The report shall be available to investors by December 31, 2007, be prepared at reasonable cost and omit proprietary information.

After careful consideration, the Company intends to omit the Proposal and the statement in support thereof from the proxy statement and form of proxy relating to the Company's 2007 Annual General Meeting (collectively, the "Proxy Materials"), presently scheduled to be held on May 17, 2007. The Company currently intends to mail definitive proxy materials to shareholders on or about April 17, 2007, more than 80 calendar from the date of this letter.

It is our view that the proposal and supporting statement may be omitted pursuant to Rule 14a-8(i)(7), as the proposal deals with a matter relating to the conduct of the ordinary business operations of the Company. By submission of this letter, the Company hereby requests concurrence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

This letter constitutes the Company's statement of reasons for exclusion of the Proposal. A copy of the Proponent's original letter is attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(2), enclosed are five additional copies of this letter with Exhibit A. In accordance with Rule 14a-8(j)(1), the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Proxy Materials by copy of this submission.

On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

We understand that the Staff has not interpreted Rule 14a-8 to require proponents to provide to the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless specifically confirmed to the Staff that the Company or its undersigned counsel have timely been provided with a copy of the correspondence.

The Proposal

The Proposal asks ACE's Board of Directors "to provide a report describing [ACE's] strategy and action relative to climate change." The Proposal further states that such report should address topics such as "the [s]cience of climate change, public policy and legislation, the effect climate change may have on [ACE], and steps ACE Limited is taking in response to climate change."

Analysis

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. Specifically, the Proposal requests that the Board of Directors "provide a report describing [ACE's] strategy and actions relative to climate change." Although the Proposal's supporting statement makes some broad references to the public policy issues relating to global climate change, in seeking a report on ACE's strategy and actions relative to climate change, the Proponent's primary focus is on the impact to ACE of the possible risks associated with global climate change. This is evident in the Proposal's recitals. For example, the recitals acknowledge that "investors believe that there is an intersection between climate change and corporate financial performance." They also state that governmental policies to combat the effect of greenhouse emissions "will alter the economics of entire industries." The recitals go on to state that "information from insurance companies on their climate change policy is essential to investors as they assess the strength of corporate securities . . . ." In essence, the Proponents are requesting the Company to perform a detailed internal appraisal of the impact and risks to the Company associated with climate change. As more fully explained below, there is strong precedent that shareholder proposals seeking appraisals of the economic risks and benefits of climate change come within the ambit of ordinary business operations.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (Available October. 26, 1999).

The Proposal requests the Board of Directors to provide the shareholders with a report "describing [ACE's] strategy and action relative to climate change." As an insurance organization, the Company's core business, conducted through multiple insurance company subsidiaries, is the underwriting of risk. Underwriting involves estimating risk and loss exposures -- including, in many cases, environmental risks -- and setting appropriate premiums for the assumption of those risks. This is an extremely complex process that involves the consideration of numerous factors and a variety of actuarial methods and assumptions. The impact of climate change on the Company's business is merely one factor that is considered in evaluating the Company's existing loss exposures and potential opportunities for profit from the assumption of risk. The impacts of climate change are taken into account when determining the type and amount of insurance coverage that the Company's subsidiaries market to prospective customers; establishing the premiums to be charged for those insurance products and the reserves that should be established in connection with projected losses on those products; and deciding the amount of reinsurance that should be obtained. Thus the Proposal relates directly to the Company's policies and practices for product offerings, risk management, pricing of products, assessment of exposures and probability of losses and loss prevention strategies -- matters quintessential to the operation of an insurance business. As a practical matter, the shareholders of the Company cannot oversee these matters on a day-to-day basis.

Similarly, we believe that the Proposal improperly seeks to micro-manage the Company. Decisions relating to product offerings, risk management, product pricing, loss exposures and loss prevention are extremely complex. The Company's shareholders, as a group, simply are not in a position to make an informed judgment on these matters..

The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. Proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters ...." Release No. 34-40018. In Staff Legal Bulletin No. 14C, the staff explained its method for determining whether a proposal addressing environmental or public health questions focuses on significant social policy issues:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely, affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Staff Legal Bulletin No. 14C (June 28, 2005).

The Proposal is similar to the first category described by the Staff. The Proposal essentially requests an assessment of the risks and liabilities the Company faces as a result of changes in the climate. The Proposal does not in any way focus on the Company's minimizing or eliminating operations that may affect the environment. Therefore, the Company believes the Proposal is the type of proposal as to which the Staff generally concurs with the company's view that there is a basis for exclusion under Rule 14a-8(i)(7).

There is substantial precedent precisely on point that the Proposal falls within the considerations underlying ordinary business exclusion and does not focus on significant social policy issues. In *American International Group, Inc.* (Available February 11, 2004), the staff found a basis to agree with AIG's view that a proposal requesting the Board of Directors to prepare a report providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business was excludable under Rule 14a-8 as it related to AIG's ordinary business operations (i.e., evaluation of risk). Similarly, in *The Chubb Corporation* (Available January 25, 2004), the staff found a basis to agree with Chubb's view that a proposal requesting the Board of Directors to prepare a report providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business was excludable under Rule 14a-8 as it related to AIG's ordinary business operations (i.e., evaluation of risk).

We note that the proposals in both *AIG* and *Chubb* are substantially identical to the Proposal and that both AIG and Chubb are among the largest property and casualty insurers in North America, as is ACE. Just as in *AIG* and *Chubb*, ACE considers a number of factors, including climate change, in establishing its estimated net losses and loss reserves and setting premiums, and the report requested by the Proposal would necessarily relate to a number of ordinary business activities of ACE. Accordingly, the analysis relied on by the Staff in the *AIG* and *Chubb* letters to exclude that proposal applies in all respects to the Proposal and clearly supports the conclusion that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Similarly, in *Hewlett-Packard & Co.* (Publicly Available December 12, 2006), the staff found a basis to agree with Hewlett-Packard's view that a proposal requesting the Board of Directors to report on the development of HP's policy concerning greenhouse gas was excludable under Rule 14a-8 as it related to HP's ordinary business operations (i.e., evaluation of risk). Similarly, in *Wells Fargo & Company* (publicly available February 6, 2006), the staff found a basis to agree with Wells Fargo's view that a proposal requesting the Board of Directors to report to shareholders on the effect on Wells Fargo's business strategy of the challenges created by global climate change was excludable under Rule 14a-8 as it related to Wells Fargo's ordinary business operations (i.e., evaluation of risk).

In *Wachovia Corporation* (publicly availably January 28, 2005) the staff ruled that Wachovia Corporation could "exclude [a] proposal under rule 14a-8(i)(7) as relating to Wachovia's ordinary business operations (i.e., evaluation of risk)." The Proposal in *Wachovia* requested that "the Board of Directors report to shareholders by October 2006 on the effect on our company's business strategy of the challenges created by global climate change." As noted by Wachovia in its no-action request, the same proponent had submitted an identical proposal the prior year, except that that the word "challenges" had been "risks," which had been excluded on similar grounds. Wachovia noted that the change of word from "risk" to "challenge," in an apparent attempt to avoid the proposal being excluded as relating to evaluation of risk, did not change the substance of the proposal (i.e., relating to Wachovia's ordinary business operations). We believe this reasoning is equally applicable to the Proposal. While the Proposal does not use the words "risk" or "challenge," the Proponent's primary focus, as discussed above, is clearly on the impact to ACE of the possible risks associated with climate change.

Further, the Proposal seeks to impose a specific time frame on this complicated evaluation. A similar proposal was held excludable as related to ordinary business matters in *Xcel Energy Inc.* (Available April 1, 2003). The Proposal evidences a lack of understanding of the complexity of long term risk analysis for the purposes of setting insurance premiums and determining liabilities. The subject matter of the report involves a matter of ordinary business that is subject to ongoing evaluation by the management of the Company. As the Commission noted in Exchange Act Release No. 34-20091 (Aug. 16, 1983), where the subject matter of a special report involves a matter of ordinary business, the proposal will be excludable under Rule 14a-8(c)(7) (predecessor of Rule 14a-8(i)(7)). The requested report is precisely the type of report contemplated by Release No. 34-20091; by requesting a report by a specific deadline on matters of ordinary business that must, by their nature, be evaluated on a long term and ongoing basis, the Proposal seeks to "micro manage" the Company and is excludable under Rule 14a-8(i)(7).

Monitoring of financial risks, including those associated with potential issues created by climate change, is an integral part of running the Company. This analysis is central to the Company's business of monitoring financial risks and assessing their potential effects on its liabilities; as such, it is best left to the Board of Directors and the Company's management.

In sum, since the Proposal focuses on the Company's evaluation of risk, which is central to the Company's entire business, the Proposal relates to the Company's ordinary business matters. Therefore, we believe that the Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff take no action if ACE excludes the Proposal from its 2007 Proxy Materials.

Your prompt response to this letter is respectfully requested. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please contact the undersigned (312-701-7100) if you have questions concerning this matter.

Very truly yours,



Edward S. Best

cc: Robert Cusumano
ACE Limited
Baljit Wadhwa
Calvert Asset Management Company, Inc.



Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

December 19, 2006

Robert Cusumano, Esq.
General Counsel and Secretary, ACE Limited
ACE Global Headquarters
17 Woodbourne Avenue
Hamilton HM 08 Bermuda

Dear Mr. Cusumano:

Calvert Asset Management Company, Inc., ("Calvert") a registered investment advisor, provides investment advice for the 40 mutual fund portfolios sponsored by Calvert Group, Ltd., including Calvert's 20 socially responsible mutual funds. Calvert currently has over $13 billion in assets under management. One of our mutual funds, Calvert Social Index Fund, holds 3,422 shares of ACE Limited ("the Corporation") as of the close of business on December 15, 2006.

The Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore the Fund has respectively held 2,427 shares continuously for at least one year and intends to own shares in the Corporation through the date of the 2007 annual meeting of shareholders.

I am notifying you, in a timely manner that Calvert is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing shareholder, the Calvert Fund is filing the enclosed requesting that the Corporation provide a report to shareholders describing the company's strategies and actions relative to climate change. The resolution requests that the report be provided, at a reasonable cost and omitting proprietary information, to investors by December 31, 2007. Calvert continues to believe that climate change reporting is a critical component of a corporation's commitment to shareholders.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct correspondence to Ms. Baljit Wadhwa, at 301-961-4755 or contact her via email at baljit.wadhwa@calvert.com.

4550 Montgomery Avenue
Bethesda, MD 20814
301.951.4800
www.calvert.com
A UNIFI Company.



We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President
Associate General Counsel

Enclosures:
Resolution Text
State Street Letter

cc: Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Group, Ltd.
Stu Dalheim, Manager, Advocacy and Policy, Calvert Group, Ltd.
Baljit Wadhwa, Social Research Analyst, Calvert Group, Ltd.
Helen Wilson, Director, Investor Relations, ACE Limited

Report on Climate Change

Whereas, in 2005, the science academies of the G8 nations, including the U.S., and those of three of the largest emitters of greenhouse gasses in the developing world, Brazil, China, and India, stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

Whereas, investors believe that there is an intersection between climate change and corporate financial performance. According to a 2005 report by Allianz Global Investors and WWF, Climate Change and The Financial Sector: An Agenda for Action, "Governments are starting to introduce policies to tackle the causes and combat the effects of greenhouse gas emissions and these policies will alter the economics of entire industries. They will affect company share prices, both positively and negatively."

Whereas, the insurance industry is the world's largest industry, with $3.4 trillion in yearly premium revenue and information from insurance corporations on their climate change policy is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas (GHG) emissions reductions

Whereas Lloyd's, the world's leading insurance market providing specialist services in over 200 countries and territories, stated in its June 2006 report *Climate Change: Adapt or Bust* "We don't know exactly what impact climate change will have...This means that the industry can no longer treat climate change as some peripheral workstream, simply to tick the regulatory and compliance box, or to support its public relations strategy. Instead, understanding and responding to it must become 'business as usual' for insurers and those they work with."

Whereas, in 2006 ACE Limited received but did not respond to a request from the Carbon Disclosure Project (CDP), representing 225 institutional investors with assets of more than $31 trillion under management, seeking disclosure of relevant climate change information

Whereas, organizations such as Ceres have described opportunities such as: innovative products and services, external recognition, reduced emissions and energy savings availed by Insurers that proactively address and manage climate change

Whereas, insurance companies such as American International Group, Marsh & McLennan Companies Inc, and St. Paul Travelers have responded to the CDP and disclosed strategies such as supporting the carbon trading market, investing in GHG emissions mitigation projects, researching new market opportunities, and changing underwriting approaches in coastal areas

Resolved:
Shareholders request the Board of Directors provide a report describing our company's strategy and actions relative to climate change. This report would address topics such as the science of climate change, public policy and legislation; the effect climate change may have on our company; and steps ACE Limited is taking in response to climate change. The report shall be available to investors by December 31, 2007, be prepared at reasonable cost and omit proprietary information.



STATE STREET.
For Everything You Invest In

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

December 18, 2006

Calvert Group, LTD
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 15, 2006 the Calvert Funds listed below held the indicated amount of shares of the stock of Ace Ltd (cusip G0070K103). Also the fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares as of 12/15/06	Shares held for 1 year
D872	Calvert Social Index Fund	3,422	2,427

Please feel free to contact me if you need any further information.

Sincerely,

Edward R. Tache'
Assistant Vice President
State Street Corp

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ACE Limited
Incoming letter dated January 23, 2007

The proposal requests that the board provide a report describing the company's strategy and actions related to climate change, including on the topics of the science of climate change, public policy and legislation, the effect climate change may have on the company, and steps taken by the company in response to climate change.

There appears to be some basis for your view that ACE Limited may exclude the proposal under rule 14a-8(i)(7), as relating to ACE Limited's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if ACE Limited omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Ted Yu
Special Counsel

END